================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                            INTEGRAMED AMERICA, INC.
                                (Name of Issuer)

                                  Common Stock
                                 $.01 par value
                         (Title of Class of Securities)

                             -----------------------

                                   45810N 30 2
                                 (Cusip Number)

                        Morgan Stanley Dean Witter & Co.
                       (Name of Persons Filing Statement)

                                 Peter Vogelsang
                        Morgan Stanley Dean Witter & Co.
                           1221 Avenue of the Americas
                            New York, New York 10020
                              Tel. No. 212-762-8422

                                 with a copy to:

                                  John A. Bick
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                              Tel. No. 212-450-4350
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                January 26, 2001
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

Check the following box if a fee is being paid with this statement: [ ]

================================================================================

                                  SCHEDULE 13D

CUSIP No.  45810N 30 2                                      Page 2 of  14 Pages
-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Morgan Stanley Dean Witter & Co.
-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
     3      SEC USE ONLY


-------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            Not applicable
-------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

-------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
-------------------------------------------------------------------------------
                                           7     SOLE VOTING POWER
                                                  0
         NUMBER OF SHARES          --------------------------------------------
           BENEFICIALLY                    8     SHARED VOTING POWER
             OWNED BY                             0
          EACH REPORTING           --------------------------------------------
           PERSON WITH                     9     SOLE DISPOSITIVE POWER
                                                  0
                                   --------------------------------------------
                                           10    SHARED DISPOSITIVE POWER
                                                  0
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            0
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
            EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  45810N 30 2                                      Page 3  of  14 Pages
-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Morgan Stanley Venture Capital III, Inc.
-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
     3      SEC USE ONLY


-------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            Not Applicable
-------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

-------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
-------------------------------------------------------------------------------
                                           7     SOLE VOTING POWER
                                                 0
         NUMBER OF SHARES          --------------------------------------------
           BENEFICIALLY                    8     SHARED VOTING POWER
             OWNED BY                            0
          EACH REPORTING           --------------------------------------------
           PERSON WITH                     9     SOLE DISPOSITIVE POWER
                                                 0
                                   --------------------------------------------
                                           10    SHARED DISPOSITIVE POWER
                                                 0
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            0
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
            EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            CO,IA
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  45810N 30 2                                      Page 4  of  14 Pages
-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Morgan Stanley Venture Partners III, L.L.C.
-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
     3      SEC USE ONLY


-------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            Not Applicable
-------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

-------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
-------------------------------------------------------------------------------
                                           7     SOLE VOTING POWER
                                                 0
         NUMBER OF SHARES          --------------------------------------------
           BENEFICIALLY                    8     SHARED VOTING POWER
             OWNED BY                            0
          EACH REPORTING           --------------------------------------------
           PERSON WITH                     9     SOLE DISPOSITIVE POWER
                                                 0
                                   --------------------------------------------
                                           10    SHARED DISPOSITIVE POWER
                                                 0
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            0
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
            EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            OO, IA
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  45810N 30 2                                      Page 5  of  14 Pages
-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Morgan Stanley Venture Partners III, L.P.
-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
     3      SEC USE ONLY


-------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            Not Applicable
-------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

-------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
-------------------------------------------------------------------------------
                                           7     SOLE VOTING POWER
                                                 0
         NUMBER OF SHARES          --------------------------------------------
           BENEFICIALLY                    8     SHARED VOTING POWER
             OWNED BY                            0
          EACH REPORTING           --------------------------------------------
           PERSON WITH                     9     SOLE DISPOSITIVE POWER
                                                 0
                                   --------------------------------------------
                                           10    SHARED DISPOSITIVE POWER
                                                 0
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            0
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
            EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.   45810N 30 2                                     Page 6  of  14 Pages
-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Morgan Stanley Venture Investors III, L.P.
-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
     3      SEC USE ONLY


-------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            Not Applicable
-------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

-------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
-------------------------------------------------------------------------------
                                           7     SOLE VOTING POWER
                                                 0
         NUMBER OF SHARES          --------------------------------------------
           BENEFICIALLY                    8     SHARED VOTING POWER
             OWNED BY                            0
          EACH REPORTING           --------------------------------------------
           PERSON WITH                     9     SOLE DISPOSITIVE POWER
                                                 0
                                   --------------------------------------------
                                           10    SHARED DISPOSITIVE POWER
                                                 0
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            0
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
            EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  45810N 30 2                                      Page 7  of  14 Pages
-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            The Morgan Stanley Venture Partners Entrepreneur Fund,  L.P.
-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
     3      SEC USE ONLY


-------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            Not Applicable
-------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

-------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
-------------------------------------------------------------------------------
                                           7     SOLE VOTING POWER
                                                 0
         NUMBER OF SHARES          --------------------------------------------
           BENEFICIALLY                    8     SHARED VOTING POWER
             OWNED BY                            0
          EACH REPORTING           --------------------------------------------
           PERSON WITH                     9     SOLE DISPOSITIVE POWER
                                                 0
                                   --------------------------------------------
                                           10    SHARED DISPOSITIVE POWER
                                                 0
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            0
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
            EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            PN
-------------------------------------------------------------------------------

     This Amendment to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated as of February 2, 1998 (the "Schedule 13D"), the latter of which was filed with respect to the purchase by the Funds of shares of common stock, $.01 par value per share (the "Common Stock"), and warrants to acquire shares of Common Stock (the "Warrants") of IntegraMed America, Inc., a Delaware corporation ("IntegraMed").

     Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 13D.

   Items 1, 3, 4, 5, and 6.

     The responses set forth in Items 1, 4, and 5 of the Schedule 13D are hereby amended and supplemented by the following information:

     "On January 26, 2001, the Funds sold to IntegraMed the Warrants and all shares of Common Stock of IntegraMed beneficially owned by the Funds for $2,000,000. Accordingly, as of the date of this Amendment to Schedule 13D, the Reporting Persons no longer beneficially own any shares of capital stock of IntegraMed. This is the Reporting Persons' final amendment to the Schedule 13D and is an exit filing."

   Item 2

     The response set forth in Item 2 of the Schedule 13D is hereby amended and restated by the following information:

     " (a) - (c) This Amendment to Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Morgan Stanley Dean Witter & Co., a Delaware corporation ("Morgan Stanley"), (2) Morgan Stanley Venture Capital III, Inc., a Delaware corporation ("MSVC III, Inc."),
(3) Morgan Stanley Venture Partners III, L.L.C., a Delaware limited liability company ("MSVP III, L.L.C."), (4) Morgan Stanley Venture Partners III, L.P., a Delaware limited partnership, (5) Morgan Stanley Venture Investors III, L.P., a Delaware limited partnership, and (6) The Morgan Stanley Venture Partners Entrepreneur Fund, L.P., a Delaware limited partnership (Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P., and The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. are collectively referred to as the "Funds").

     The general partner of each of the Funds is MSVP III, L.L.C. The institutional managing member of MSVP III, L.L.C. is MSVC III, Inc., a wholly-owned subsidiary of Morgan Stanley.

     The address of the principal business and office of the Funds, MSVP III, L.L.C. and MSVC III, Inc. is 1221 Avenue of the Americas, New York, New York 10020-0001. The address of the principal business and principal office of Morgan Stanley is 1585 Broadway, New York, New York 10036.

     (d) - (e) During the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedules A and B attached hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

     (f)  Not applicable."

   Item 7

     This response set forth in Item 7 is hereby amended and supplemented by the following:

     "Exhibit 4: Stock Purchase and Sale Agreement between IntegraMed America, Inc., and Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P., and The Morgan Stanley Venture Partners Entrepreneur Fund, L.P., dated as of January 26, 2001"

     "Exhibit 5: Joint filing agreement among the Reporting Persons, dated as of January 29, 2001"








                      [This space intentionally left blank]

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 29, 2001


                                MORGAN STANLEY DEAN WITTER & CO.

                                By:  /s/ Peter Vogelsang
                                     -------------------------
                                Name:  Peter Vogelsang
                                Title: Authorized Signatory

                                MORGAN STANLEY VENTURE CAPITAL III, INC.

                                By:  /s/ Debra Abramovitz
                                     ----------------------------
                                Name:  Debra Abramovitz
                                Title: Vice President

                                MORGAN STANLEY VENTURE PARTNERS III, L.L.C.

                                By: Morgan Stanley Venture Capital III, Inc.,
                                 its Institutional Managing Member

                                By:  /s/ Debra Abramovitz
                                     ----------------------------
                                Name:  Debra Abramovitz
                                Title: Vice President

                                MORGAN STANLEY VENTURE PARTNERS III, L.P.

                                By: Morgan Stanley Venture Partners III, L.L.C.,
                                 its General Partner

                                By: Morgan Stanley Venture Capital III, Inc.,
                                 its Institutional Managing Member

                                By:  /s/ Debra Abramovitz
                                     ----------------------------
                                Name:  Debra Abramovitz
                                Title: Vice President

                                MORGAN STANLEY VENTURE INVESTORS III, L.P.

                                By: Morgan Stanley Venture Partners III, L.L.C. its General Partner

                                By: Morgan Stanley Venture Capital III, Inc., its Institutional Managing Member

                                By:  /s/ Debra Abramovitz
                                     ----------------------------
                                Name: Debra Abramovitz
                                Title:   Vice President

                                THE MORGAN STANLEY VENTURE PARTNERS
                                ENTREPRENEUR FUND, L.P.

                                By: Morgan Stanley Venture Partners III, L.L.C.
                                 its General Partner

                                By: Morgan Stanley Venture Capital III, Inc., its Institutional Managing Member

                                By:  /s/ Debra Abramovitz
                                     ----------------------------
                                Name: Debra Abramovitz
                                Title: Vice President

                                                                      SCHEDULE A

                        Executive Officers and Directors
                                       of
                    Morgan Stanley Venture Capital III, Inc.

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Venture Capital III, Inc. ("MSVC III Inc.") are set forth below. The principal occupation for each of the persons listed below is Managing Director or other officer of Morgan Stanley & Co. Incorporated. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley & Co. Incorporated at 1221 Avenue of the Americas, New York, New York 10020. Unless otherwise indicated, each title set forth opposite an individual's name refers to MSVC III Inc. and each individual is a United States citizen.

Name, Business Address             Executive Officer Title
----------------------             -----------------------
*Alan Goldberg                     Managing Director
*Guy Louis deChazal                Chairman and Chief Executive Director
*John Ehrenkranz                   None
*William James Harding             Vice President
*Robert John Loarie                Vice President
*Mian Fazle Husain                 Vice President
*Scott Halsted                     Vice President
Debra Eve Abramovitz               Vice President and Treasurer
Kenneth Clifford                   Vice President and Chief Financial Officer

-----------------
* Director

                                                                      SCHEDULE B

                        Executive Officers and Directors
                                       of
                        Morgan Stanley Dean Witter & Co.


     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Dean Witter & Co. ("Morgan Stanley") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Morgan Stanley and each individual is a United States citizen.

     Name, Business Address              Present Principal Occupation
     ----------------------              ----------------------------

*    Phillip J. Purcell           Chairman of the Board and Chief Executive
                                  Officer

*    John J. Mack +               President and Chief Operating Officer

*    Robert P. Bauman             Retired; former Chief Executive Officer of
                                  Smithkline Beecham plc

*    Edward A. Brennan            Retired; former Chairman of the Board,
                                  President and Chief Executive Officer of Sears

*    C. Robert Kidder             Chairman of the Board and Chief Executive
                                  Officer of Borden, Inc.

*    Charles F. Knight            Chairman of Emerson Electric Co.

*    John W. Madigan              Chairman of the Board, President and Chief
                                  Executive Officer of Tribune Company

*    Miles L. Marsh               Chairman of the Board and Chief Executive
                                  Officer of Fort James Corporation

*    Michael A. Miles             Special Limited Partner of Forstmann
                                  Little & Co.

*    Clarence B. Rogers, Jr.      Retired; former Chairman of the Board and
                                  Chief Executive Officer of Equifax, Inc.

*    Laura D'Andrea Tyson         Dean of the Walter A. Haas School of Business
                                  at the University of California, Berkeley

     Tarek F. Abdel-Meguid        Head of Worldwide Investment Banking

     Stephen S. Crawford +        Executive Vice President and Chief Strategic
                                  and Administrative Officer

     Zoe Cruz                     Head of Worldwide Fixed Income Division

     John P.  Havens              Head of Worldwide Institutional Equities Group

     Donald G. Kempf, Jr.         Executive Vice President, Chief Legal Officer
                                  and Secretary

     Mitchell M. Merin            President and Chief Operating Officer of the
                                  Asset Management Group

     David W. Nelms               President and Chief Operating Officer of
                                  Discover Financial Services

     Stephan F. Newhouse          Co-President and Chief Operating Officer of
                                  Institutional Securities Group; Chairman,
                                  Morgan Stanley International Incorporated

     Vikram S. Pandit             Co-President and Chief Operating Officer of
                                  Institutional Equities Group

     Joseph R. Perella            Chairman of Institutional Securities Group

     John H. Schaefer             President and Chief Operating Officer of
                                  Individual Investor Group

     Robert G. Scott +            Executive Vice President and Chief Financial
                                  Officer

     --------------
     * Director

+ On January 24, 2001, Morgan Stanley announced that its board of directors had accepted the resignation of John J. Mack, President and Chief Operating Officer, effective March 21, 2001. Robert G. Scott, Morgan Stanley's Chief Financial Officer, was named to succeed Mr. Mack. Stephen S. Crawford, Morgan Stanley's Chief Strategic and Administrative Officer, was named to succeed Mr. Scott.